## PROPOSAL TO AUTHORIZE THE BOARD OF DIRECTORS TO AMEND THE COMPANY'S CERTIFICATE OF INCORPORATION, AS AMENDED, TO EFFECT A REVERSE SPLIT OF OUR OUTSTANDING COMMON STOCK AT THEIR DISCRETION
### (Proposal No. 3)

**Summary**

Our Board of Directors has unanimously approved a proposal to effect a reverse split of all of our outstanding shares of Common Stock by a ratio in the range of one-for-ten to one-for-fifty. The proposal provides that our Board of Directors shall have sole discretion pursuant to Section 242(c) of the Delaware General Corporation Law to elect, as it determines to be in the Company's best interests, whether or not to effect the reverse stock split before August 15, 2016, or to abandon it. Should the Board of Directors proceed with a reverse stock split, the exact ratio shall be set at a whole number within the above range as determined by our Board of Directors in its sole discretion. Our Board of Directors believes that the availability of alternative reverse stock split ratios will provide it with the flexibility to implement the reverse stock split in a manner designed to maximize the anticipated benefits for the Company and its stockholders. In determining whether to implement the reverse split following the receipt of stockholder approval, our Board of Directors may consider, among other things, factors such as:

- the historical trading price and trading volume of our Common Stock;
- the then prevailing trading price and trading volume of our Common Stock and the anticipated impact of the reverse split on the trading market for our Common Stock;
- our ability to have our shares of Common Stock remain listed on The NASDAQ Capital Market;
- the anticipated impact of the reverse split on our ability to raise additional financing; and
- prevailing general market and economic conditions.

If our Board determines that effecting the reverse stock split is in our best interest, the reverse stock split will become effective upon filing of an amendment to our Certificate of Incorporation with the Secretary of State of the State of Delaware. The amendment filed thereby will set forth the number of shares to be combined into one share of our Common Stock within the limits set forth in this proposal. Except for adjustments that may result from the treatment of fractional shares as described below, each stockholder will hold the same percentage of our outstanding Common Stock immediately following the reverse stock split as such stockholder holds immediately prior to the reverse split.

The text of the form of amendment to the Certificate of Incorporation, which would be filed with the Secretary of State of the State of Delaware to effect the reverse stock split, is set forth in **Appendix D** to this proxy statement. The text of the form of amendment accompanying this proxy statement is, however, subject to amendment to reflect the exact ratio for the reverse stock split and any changes that may be required by the office of the Secretary of State of the State of Delaware or that the Board of Directors may determine to be necessary or advisable ultimately to comply with applicable law and to effect the reverse stock split.

Our Board of Directors believes that approval of the amendment to the Certificate of Incorporation to effect the reverse stock split is in the best interests of the Company and our stockholders and has unanimously recommended that the proposed amendment be presented to our stockholders for approval.

*Effective Date*

If the proposed amendment to the Certificate of Incorporation to give effect to the reverse stock split is approved at the Meeting and the Board of Directors determines to effect the reverse stock split, the reverse stock split will become effective as of 4:30 p.m. Eastern Time on the effective date of the certificate of amendment to our Certificate of Incorporation with the office of the Secretary of State of the State of Delaware, which we would expect to be the date of filing. We refer to this time and date as the "Effective Date." Except as explained below with respect to fractional shares, each issued share of Common Stock immediately prior to the Effective Date will automatically be changed, as of the Effective Date, into a fraction of a share of Common Stock based on the exchange ratio within the approved range determined by the Board of Directors.

*Purpose of the Reverse Stock Split*

The Board of Directors believes that a reverse stock split is desirable for two reasons. First, the Board of Directors believes that a reverse stock split will likely be necessary to maintain the listing of our Common Stock on The NASDAQ Capital Market. Second, the Board of Directors believes that a reverse stock split could improve the marketability and liquidity of the Common Stock.

*Maintain our listing on The NASDAQ Capital Market.*   Our Common Stock is traded on The NASDAQ Capital Market. On February 9, 2015, the Company was notified by NASDAQ that it no longer satisfied the minimum bid price requirement for continued listing, of $1.00 per share, as set forth in NASDAQ Listing Rule 5550(a)(2). The Company was granted a 180-day grace period within which to comply with the NASDAQ's minimum bid price requirement. The Company regained compliance, prior to the end of the 180-day grace period, which was otherwise set to end on August 10, 2015, by having a minimum bid price of at least $1.00 for at least ten consecutive business days during the 180-day grace period.

On September 28, 2015, the Company was notified by NASDAQ that it no longer satisfied the minimum bid price requirement for continued listing, of $1.00 per share, as set forth in NASDAQ Listing Rule 5550(a)(2). The Company was granted a 180-day grace period within which to comply with the NASDAQ's minimum bid price requirement. Upon failing to reach compliance within such 180-day grace period, on March 29, 2016, the Company was notified by NASDAQ that it had been granted an additional 180 calendar days, or until September 26, 2016, to regain compliance with the minimum bid price requirement of $1.00 per share, as set forth in NASDAQ Listing Rule 5550(a)(2). If the Company does not regain compliance during the allotted compliance period, including any extensions that may be granted, our Common Stock will be subject to delisting by NASDAQ.

The Board of Directors has considered the potential harm to the Company and its stockholders should NASDAQ delist our Common Stock from The NASDAQ Capital Market. Delisting could adversely affect the liquidity of our Common Stock because alternatives, such as the OTC Bulletin Board and the pink sheets, are generally considered to be less efficient markets. An investor likely would find it less convenient to sell, or to obtain accurate quotations in seeking to buy our Common Stock on an over-the-counter market. Many investors likely would not buy or sell our Common Stock due to difficulty in accessing over-the-counter markets, policies preventing them from trading in securities not listed on a national exchange or other reasons. The Board of Directors believes that a reverse stock split is a potentially effective means for us to maintain compliance with the rules of NASDAQ and to avoid, or at least mitigate, the likely adverse consequences of our Common Stock being delisted from The NASDAQ Capital Market by producing the immediate effect of increasing the bid price of our Common Stock.

*Improve the marketability and liquidity of the Common Stock.*   We also believe that the increased market price of our Common Stock expected as a result of implementing the reverse stock split will improve the marketability and liquidity of our Common Stock and will encourage interest and trading in our Common Stock. A reverse stock split could allow a broader range of institutions to invest in our stock (namely, funds that are prohibited from buying stocks whose price is below a certain threshold), potentially increasing the liquidity of our Common Stock. A reverse stock split could help increase analyst and broker interest in our stock as their policies can discourage them from following or recommending companies with low stock prices. Because of the trading volatility often associated with low-priced stocks, many brokerage houses and institutional investors have internal policies and practices that either prohibit them from investing in low-priced stocks or tend to discourage individual brokers from recommending low-priced stocks to their customers. Some of those policies and practices may function to make the processing of trades in low-priced stocks economically unattractive to brokers. Additionally, because brokers' commissions on low-priced stocks generally represent a higher percentage of the stock price than commissions on higher-priced stocks, the current average price per share of our Common Stock can result in individual stockholders paying transaction costs representing a higher percentage of their total share value than would be the case if the share price were substantially higher. It should be noted, however, that the liquidity of our Common Stock may in fact be adversely affected by the proposed reverse stock split given the reduced number of shares that would be outstanding after the reverse stock split.

For the above reasons, we believe that providing the Board of Directors with the ability to effect the reverse stock split will help us regain and maintain compliance with the NASDAQ listing requirements and could improve the marketability and liquidity of our Common Stock, and is therefore in the best interests of the Company and our stockholders. However, the Board of Directors reserves its right to abandon the reverse stock split if it determines, in its sole discretion, that it would no longer be in our and our stockholders' best interests.

### Risks of the Proposed Reverse Stock Split

*We cannot assure you that the proposed reverse stock split will increase our stock price and have the desired effect of maintaining compliance with the rules of NASDAQ.* The Board of Directors expects that a reverse stock split of our Common Stock will increase the market price of our Common Stock so that we are able to regain and maintain compliance with NASDAQ minimum bid price listing standard. However, the effect of a reverse stock split upon the market price of our Common Stock cannot be predicted with any certainty, and the history of similar reverse stock splits for companies in like circumstances is varied. Under applicable NASDAQ rules, in order to regain compliance with the $1.00 minimum closing bid price requirement and maintain our listing on The NASDAQ Capital Market, the $1.00 closing bid price must be maintained for a minimum of ten consecutive business days. In determining whether to monitor bid price beyond ten business days, NASDAQ will consider the following four factors: (1) margin of compliance (the amount by which the price is above the $1.00 minimum standard); (2) trading volume (a lack of trading volume may indicate a lack of bona fide market interest in the security at the posted bid price); (3) the market maker montage (the number of market makers quoting at or above $1.00 and the size of their quotes); and (4) the trend of the stock price. Accordingly, we cannot assure you that we will be able to maintain our NASDAQ listing after the reverse stock split is effected or that the market price per share after the reverse stock split will exceed or remain in excess of the $1.00 minimum bid price for a sustained period of time.

It is possible that the per share price of our Common Stock after the reverse stock split will not rise in proportion to the reduction in the number of shares of our Common Stock outstanding resulting from the reverse stock split, and the market price per post-reverse stock split share may not exceed or remain in excess of the $1.00 minimum bid price for a sustained period of time, and the reverse stock split may not result in a per share price that would attract brokers and investors who do not trade in lower priced stocks. Even if we effect a reverse stock split, the market price of our Common Stock may decrease due to factors unrelated to the stock split. In any case, the market price of our Common Stock may also be based on other factors which may be unrelated to the number of shares outstanding, including our future performance. If the reverse stock split is consummated and the trading price of the Common Stock declines, the percentage decline as an absolute number and as a percentage of our overall market capitalization may be greater than would occur in the absence of the reverse stock split. Even if the market price per post-reverse stock split share of our Common Stock remains in excess of $1.00 per share, we may be delisted due to a failure to meet other continued listing requirements, including NASDAQ requirements related to the minimum stockholder's equity, the minimum number of shares that must be in the public float, the minimum market value of the public float and the minimum number of round lot holders.

*The proposed reverse stock split may decrease the liquidity of our stock.* The liquidity of our Common Stock may be harmed by the proposed reverse stock split given the reduced number of shares that would be outstanding after the reverse stock split, particularly if the stock price does not increase as a result of the reverse stock split. In addition, investors might consider the increased proportion of unissued authorized shares to issued shares to have an anti-takeover effect under certain circumstances, because the proportion allows for dilutive issuances which could prevent certain stockholders from changing the composition of the Board of Directors or render tender offers for a combination with another entity more difficult to successfully complete. The Board of Directors does not intend for the reverse stock split to have any anti-takeover effects.

### Principal Effects of the Reverse Stock Split

*Common Stock.* If this proposal is approved by the stockholders at the Meeting and the Board of Directors determines to effect the reverse stock split and thus amend the Certificate of Incorporation, the Company will file a certificate of amendment to the Certificate of Incorporation with the Secretary of State of the State of Delaware. Except for adjustments that may result from the treatment of fractional shares as described below, each issued share of Common Stock immediately prior to the Effective Date will automatically be changed, as of the Effective Date, into a fraction of a share of Common Stock based on the exchange ratio within the approved range determined by the Board of Directors. In addition, proportional adjustments will be made to the maximum number of shares issuable under, and other terms of, our stock plans, as well as to the number of shares issuable under, and the exercise price of, our outstanding options and warrants.

Except for adjustments that may result from the treatment of fractional shares as described below, because the reverse stock split would apply to all issued shares of our Common Stock, the proposed reverse stock split would not alter the relative rights and preferences of existing stockholders nor affect any stockholder's proportionate equity interest in the Company. For example, a holder of 2% of the voting power of the outstanding shares of our Common Stock immediately prior to the effectiveness of the reverse stock split will generally continue to hold 2% of the voting power of the outstanding shares of our Common Stock immediately after the reverse stock split. Moreover, the number of stockholders of record will not be affected by the reverse stock split. The proposal will not change the number of authorized shares of our Common Stock, and is independent from Proposal No. 6, hereunder. The primary purpose of the reverse stock split is to increase our stock price in order to regain and maintain compliance with NASDAQ minimum bid price listing standard. However, the reverse stock split will have the effect of creating additional unreserved shares of our authorized Common Stock, as a result of the decrease in issued and outstanding shares. Although at present we have no current arrangements or understandings providing for the issuance of additional shares that would be made available for issuance upon effectiveness of the reverse stock split, other than those shares needed to satisfy the conversion and/or exercise of the Company's outstanding convertible notes, convertible preferred stock (including the Series D Convertible Preferred Stock as referenced in Proposal No. 7), warrants and options, these additional shares may be used by us for various purposes in the future without further stockholder approval, including, among other things:

- Raising capital to fund our operations;
- Establishing strategic relationships with other companies;
- Providing equity incentives to our employees, officers or directors; and
- Expanding our business or product lines through the acquisition of other businesses or products.

While the reverse stock split will have a similar effect to Proposal No. 6 as additional shares will be available for the Company to use in connection with the foregoing, as the primary purpose of the reverse stock split is to increase our stock price in order to regain and maintain compliance with NASDAQ minimum bid price listing standard, such compliance will be the sole factor in determining the ratio of the reverse stock split, and the amount of available shares that would be freed up will not be taken into consideration and remains a tangential benefit.

*Effect on Employee Plans, Options, Restricted Stock Awards and Convertible or Exchangeable Securities.* Pursuant to the terms of our 2004, 2005, 2006, 2007, 2009, 2013 and 2015 Stock Incentive Plans, our 2013 Long Term Incentive Plan, and our 2015 Employee Stock Purchase Plan "the Plans", the Board of Directors or a committee thereof, as applicable, will adjust the number of shares available for future grant under the Plans, the number of shares underlying outstanding awards, the exercise price per share of outstanding stock options, and other terms of outstanding awards issued pursuant to the Plans to equitably reflect the effects of the reverse stock split. Based upon the reverse stock split ratio determined by the Board, proportionate adjustments are also generally required to be made to the per share exercise price and the number of shares issuable upon the exercise or conversion of outstanding options, and any convertible or exchangeable securities entitling the holders to purchase, exchange for, or convert into, shares of Common Stock. This would result in approximately the same aggregate price being required to be paid under such options, and convertible or exchangeable securities upon exercise, and approximately the same value of shares of Common Stock being delivered upon such exercise, exchange or conversion, immediately following the reverse stock split as was the case immediately preceding the reverse stock split. The number of shares subject to restricted stock awards and restricted stock units will be similarly adjusted, subject to our treatment of fractional shares. The number of shares reserved for issuance pursuant to these securities and our Plans will be adjusted proportionately based upon the reverse stock split ratio determined by the Board, subject to our treatment of fractional shares.

*Listing.* Our shares of Common Stock currently trade on The NASDAQ Capital Market. The reverse stock split will not directly affect the listing of our Common Stock on The NASDAQ Capital Market, although we believe that a reverse stock split could potentially increase our stock price, facilitating compliance with NASDAQ's minimum bid price listing requirement. Following the reverse stock split, our Common Stock will continue to be listed on The NASDAQ Capital Market under the symbol "XGTI," although our Common Stock would have a new committee on uniform securities identification procedures ("CUSIP") number, a number used to identify our Common Stock.

*"Public Company" Status.* Our Common Stock is currently registered under Section 12(b) and 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and we are subject to the "public company" periodic reporting and other requirements of the Exchange Act. The proposed reverse stock split will not affect our status as a public company or this registration under the Exchange Act. The reverse stock split is not intended as, and will not have the effect of, a "going private transaction" covered by Rule 13e-3 under the Securities Exchange Act of 1934.

*Odd Lot Transactions.* It is likely that some of our stockholders will own "odd-lots" of less than 100 shares following a reverse stock split. A purchase or sale of less than 100 shares (an "odd lot" transaction) may result in incrementally higher trading costs through certain brokers, particularly "full service" brokers, and generally may be more difficult than a "round lot" sale. Therefore, those stockholders who own less than 100 shares following a reverse stock split may be required to pay somewhat higher transaction costs and may experience some difficulties or delays should they then determine to sell their shares of Common Stock.

*Authorized but Unissued Shares; Potential Anti-Takeover Effects.* Our Certificate of Incorporation presently authorizes 100,000,000 shares of Common Stock and 10,000,000 shares of preferred stock. The reverse stock split would not change the number of authorized shares of the Common Stock or preferred stock as designated. Therefore, because the number of issued and outstanding shares of Common Stock would decrease, the number of shares remaining available for issuance by us in the future would increase.

These additional shares would be available for issuance from time to time for corporate purposes such as issuances of Common Stock in connection with capital-raising transactions and acquisitions of companies or other assets, as well as for issuance upon conversion or exercise of securities such as convertible preferred stock, convertible debt, warrants or options convertible into or exercisable for Common Stock. We believe that the availability of the additional shares will provide us with the flexibility to meet business needs as they arise, to take advantage of favorable opportunities and to respond effectively in a changing corporate environment. For example, we may elect to issue shares of Common Stock to raise equity capital, to make acquisitions through the use of stock, to establish strategic relationships with other companies, to adopt additional employee benefit plans or reserve additional shares for issuance under such plans, where the Board of Directors determines it advisable to do so, without the necessity of soliciting further stockholder approval, subject to applicable stockholder vote requirements under Delaware Corporation Law and the NASDAQ rules. If we issue additional shares for any of these purposes, the aggregate ownership interest of our current stockholders, and the interest of each such existing stockholder, would be diluted, possibly substantially.

The additional shares of our Common Stock that would become available for issuance upon an effective reverse stock split could also be used by us to oppose a hostile takeover attempt or delay or prevent a change of control or changes in or removal of our management, including any transaction that may be favored by a majority of our stockholders or in which our stockholders might otherwise receive a premium for their shares over then-current market prices or benefit in some other manner. Although the increased proportion of authorized but unissued shares to issued shares could, under certain circumstances, have an anti-takeover effect, the reverse stock split is not being proposed in order to respond to a hostile takeover attempt or to an attempt to obtain control of the Company.

### Board Discretion to Implement or Abandon Reverse Stock Split

The reverse stock split will be effected, if at all, only upon a determination by our Board of Directors that the reverse stock split (with an exchange ratio determined by our Board as described above) is in the Company's best interest. Such determination shall be based upon certain factors, including, but not limited to, the historical trading price and trading volume of our Common Stock, the then prevailing trading price and trading volume of our Common Stock and the anticipated impact of the reverse split on the trading market for our Common Stock, our ability to have our shares of Common Stock remain listed on The NASDAQ Capital Market, the anticipated impact of the reverse split on our ability to raise additional financing; and prevailing general market and economic conditions. No further action on the part of stockholders would be required to either implement or abandon the reverse stock split. If the stockholders approve the proposal, and the Board of Directors determines to effect the reverse stock split, we would communicate to the public, prior to the Effective Date, additional details regarding the reverse split, including the specific ratio selected by the Board of Directors. If the Board of Directors does not implement the reverse stock split prior to December 31, 2015, the authority granted in this proposal to implement the reverse stock split will terminate. The Board of Directors reserves its right to elect not to proceed with the reverse stock split if it determines, in its sole discretion, that this proposal is no longer in the Company's best interests.

### Fractional Shares

We will not issue fractional certificates for post-Reverse Stock Split shares in connection with the Reverse Stock Split. To the extent any holders of pre-Reverse Stock Split shares are entitled to fractional shares as a result of the Reverse Stock Split, the Company will issue an additional share to all holders of fractional shares.

### No Dissenters' Rights

Under Delaware law, our stockholders would not be entitled to dissenters' rights or rights of appraisal in connection with the implementation of the reverse stock split, and we will not independently provide our stockholders with any such rights.

32

### Certain United States Federal Income Tax Consequences

The following is a summary of certain United States federal income tax consequences of the reverse stock split. It does not address any state, local or foreign income or other tax consequences, which, depending upon the jurisdiction and the status of the stockholder/taxpayer, may vary from the United States federal income tax consequences. It applies to you only if you held pre-reverse stock split Common Stock as capital assets for United States federal income tax purposes. This discussion does not apply to you if you are a member of a class of holders subject to special rules, such as (a) a dealer in securities or currencies, (b) a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings, (c) a bank, (d) a life insurance company, (e) a tax-exempt organization, (f) a person that owns shares of Common Stock that are a hedge, or that are hedged, against interest rate risks, (g) a person who owns shares of Common Stock as part of a straddle or conversion transaction for tax purposes or (h) a person whose functional currency for tax purposes is not the U.S. dollar. The discussion is based on the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), its legislative history, existing, temporary and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as of the date hereof. These laws, regulations and other guidance are subject to change, possibly on a retroactive basis. We have not sought and will not seek an opinion of counsel or a ruling from the Internal Revenue Service regarding the United States federal income tax consequences of a reverse stock split.

PLEASE CONSULT YOUR OWN TAX ADVISOR CONCERNING THE CONSEQUENCES OF THE REVERSE STOCK SPLIT IN YOUR PARTICULAR CIRCUMSTANCES UNDER THE INTERNAL REVENUE CODE AND THE LAWS OF ANY OTHER TAXING JURISDICTION.

*Tax Consequences to United States Holders of Common Stock.* A United States holder, as used herein, is a stockholder who or that is, for United States federal income tax purposes: (a) a citizen or individual resident of the United States, (b) a domestic corporation, (c) an estate whose income is subject to United States federal income tax regardless of its source, or (d) a trust, if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust. This discussion applies only to United States holders.

Except for adjustments that may result from the treatment of fractional shares as described above, no gain or loss should be recognized by a stockholder upon such stockholder's exchange of pre-reverse stock split shares for post-reverse stock split shares pursuant to the reverse stock split, and the aggregate adjusted basis of the post-reverse stock split shares of Common Stock received will be the same as the aggregate adjusted basis of the Common Stock exchanged for such new shares. The stockholder's holding period for the post-reverse stock split shares will include the period during which the stockholder held the pre-reverse stock split shares surrendered.

### Accounting Consequences

Following the Effective Date of the reverse stock split, if any, the net income or loss and net book value per share of Common Stock will be increased because there will be fewer shares of the Common Stock outstanding. We do not anticipate that any other accounting consequences would arise as a result of the reverse stock split.

### Exchange of Stock Certificates

As of the Effective Date, each certificate representing shares of our Common Stock outstanding before the reverse stock split will be deemed, for all corporate purposes, to evidence ownership of the reduced number of shares of our Common Stock resulting from the reverse stock split. All shares underlying options, warrants and other securities exchangeable or exercisable for or convertible into Common Stock also automatically will be adjusted on the Effective Date.

Our transfer agent, Continental Stock Transfer & Trust Company, will act as the exchange agent for purposes of exchanging stock certificates subsequent to the reverse stock split. Shortly after the Effective Date, stockholders of record will receive written instructions requesting them to complete and return a letter of transmittal and surrender their old stock certificates for new stock certificates reflecting the adjusted number of shares as a result of the reverse stock split. Certificates representing shares of Common Stock issued in connection with the reverse stock split will continue to bear the same restrictive legends, if any, that were borne by the surrendered certificates representing the shares of Common Stock outstanding prior to the reverse stock split. No new certificates will be issued until such stockholder has surrendered any outstanding certificates, together with the properly completed and executed letter of transmittal, to the exchange agent. Until surrendered, each certificate representing shares of Common Stock outstanding before the reverse stock split would continue to be valid and would represent the adjusted number of shares, based on the ratio of the reverse stock split.

Any stockholder whose stock certificates are lost, destroyed or stolen will be entitled to a new certificate or certificates representing post-reverse stock split shares upon compliance with the requirements that we and our transfer agent customarily apply in connection with lost, destroyed or stolen certificates. Instructions as to lost, destroyed or stolen certificates will be included in the letter of instructions from the exchange agent.

Upon the reverse stock split, we intend to treat stockholders holding our Common Stock in "street name", through a bank, broker or other nominee, in the same manner as registered stockholders whose shares are registered in their names. Banks, brokers and other nominees will be instructed to effect the reverse stock split for their beneficial holders holding our Common Stock in "street name." However, such banks, brokers and other nominees may have different procedures than registered stockholders for processing the reverse stock split. If you hold your shares in "street name" with a bank, broker or other nominee, and if you have any questions in this regard, we encourage you to contact your bank, broker or nominee.

YOU SHOULD NOT DESTROY YOUR STOCK CERTIFICATES AND YOU SHOULD NOT SEND THEM NOW. YOU SHOULD SEND YOUR STOCK CERTIFICATES ONLY AFTER YOU HAVE RECEIVED INSTRUCTIONS FROM THE EXCHANGE AGENT AND IN ACCORDANCE WITH THOSE INSTRUCTIONS.

If any certificates for shares of Common Stock are to be issued in a name other than that in which the certificates for shares of Common Stock surrendered are registered, the stockholder requesting the reissuance will be required to pay to us any transfer taxes or establish to our satisfaction that such taxes have been paid or are not payable and, in addition, (a) the transfer must comply with all applicable federal and state securities laws, and (b) the surrendered certificate must be properly endorsed and otherwise be in proper form for transfer.

**Book-Entry**

The Company's registered stockholders may hold some or all of their shares electronically in book-entry form with our transfer agent. These stockholders do not have stock certificates evidencing their ownership of the Company's Common Stock. They are, however, provided with a statement reflecting the number of shares of the Company's Common Stock registered in their accounts.

- If you hold registered shares of the Company's Common Stock in book-entry form, you do not need to take any action to receive your post-reverse stock split shares of the Company's Common Stock in registered book-entry form.

- If you are entitled to post-reverse stock split shares of the Company's common stock, a transaction statement will automatically be sent to your address of record by our transfer agent as soon as practicable after the Effective Date of the reverse stock split indicating the number of shares of the Company's common stock you hold.

**Vote Required and Recommendation**

The Delaware General Corporation Law and our Certificate of Incorporation require that, in order for us to amend the Certificate of Incorporation to give effect to the reverse stock split, such amendment must be approved by our Board of Directors and approved by the affirmative vote of a majority of the outstanding shares of stock entitled to vote on such an amendment.

Our Board of Directors will adopt resolutions when they feel appropriate, approving the reverse stock split with an exchange ratio, and the amendment to our Certificate of Incorporation and declaring that the amendment to the Certificate of Incorporation to effect the reverse stock split is advisable and in the best interests of the Company and its stockholders.

**At the Annual Meeting a vote will be taken on a proposal to amend the Company's Certificate of Incorporation, as amended to effect a reverse split of our outstanding common stock at the discretion of the Board of Directors.**

**THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR THE AUTHORIZATION OF THE BOARD OF DIRECTORS TO AMEND THE COMPANY'S CERTIFICATE OF INCORPORATION, AS AMENDED TO EFFECT A REVERSE SPLIT OF OUR OUTSTANDING COMMON STOCK AT THE DISCRETION OF THE BOARD OF DIRECTORS.**

## APPROVAL OF AMENDMENT TO OUR CERTIFICATE OF INCORPORATION TO INCREASE THE NUMBER OF AUTHORIZED SHARES OF OUR CAPITAL STOCK THAT WE MAY ISSUE FROM 110,000,000 TO 220,000,000 SHARES, OF WHICH 200,000,000 SHARES SHALL BE CLASSIFIED AS COMMON STOCK AND 20,000,000 SHARES SHALL BE CLASSIFIED AS BLANK CHECK PREFERRED STOCK.

### (Proposal No. 6)

Proposal No. 6 seeks your approval of an amendment to our Certificate of Incorporation, which we refer to as the "Certificate Amendment," to increase the number of authorized shares of capital stock that we may issue from 110,000,000 to 220,000,000, of which 200,000,000 shares shall be classified as common stock and 20,000,000 shares shall be classified as blank check preferred stock. The Certificate Amendment has the effect of creating a new class of stock: blank check preferred stock. The proposed Certificate Amendment to be filed with the Secretary of the State of Nevada, substantially in the form of **Appendix G** hereto, will be filed as soon as practicable following the Annual Meeting, should the proposal be approved.

### Increase in Authorized Shares of Common Stock

We believe that an increase in the number of our authorized capital stock is prudent in order to assure that a sufficient number of shares of our capital stock are available for issuance in the future if our Board of Directors deems it to be in the best interests of our stockholders and us. Our Board of Directors determined that a total of 200,000,000 shares of common stock and 20,000,000 shares of preferred stock to be a reasonable estimate of what might be required in this regard for the foreseeable future to (i) issue capital stock in acquisitions or strategic transactions and other proper corporate purpose that may be identified by our Board in the future; (ii) issue common stock to augment our capital and increase the ownership of our capital stock; and (iii) provide incentives through the grant of stock options and restricted stock to employees, directors, officers, independent contractors, and others important to our business under our stock option plans. Immediately following this increase, the Company will have approximately         shares of common stock authorized but unissued and available for issuance and         shares of blank check preferred stock authorized but unissued and available for issuanceundesignated. As of April        , 2016, we have         shares of common stock issued and outstanding and         shares of preferred stock issued and outstanding.

An increase in the number of authorized common stock may be necessary in order satisfy the issuance of all of the common stock underlying our outstanding convertible notes, convertible preferred stock (including the Series D Convertible Preferred Stock referenced in Proposal No. 7), warrants and options.

The number of preferred stock which we are currently authorized to issue is sufficient to cover any preferred stock issuances we are or will be obligated to make, including the issuance of shares of Series D Convertible Preferred Stock to IMT (as referenced in Proposal No. 7, below). However, with our recent amendment to our Series B Convertible Preferred Stock and our creation of our Series D Convertible Preferred Stock, we no longer have any undesignated blank check preferred stock, should we need to utilize preferred stock in the future.

The remaining authorized but unissued shares of capital stock will be available for issuance from time to time as may be deemed advisable or required for various purposes, including those noted above. Our Board will be able to authorize the issuance of shares for the foregoing purposes and other transactions without the necessity, and related costs and delays of either calling a special stockholders' meeting or waiting for the regularly scheduled Annual Meeting of Stockholders in order to increase the authorized capital. If a particular transaction required stockholder approval by law or was otherwise deemed advisable by the Board, then the matter would be referred to the stockholders for their approval, even if we might have the requisite number of voting shares to consummate the transaction.

### –Increase in Authorized Blank Check Preferred Stock

The Certificate Amendment authorizes the issuance of blank check preferred stock with such designations, rights and preferences as may be determined from time to time by our Board of Directors. Accordingly, upon effectiveness of the Certificate Amendment, our Board of Directors will be authorized to issue the increased number of blank check preferred stock without stockholder approval, except as may be required by applicable laws or rules. For example, under the rules of the NASDAQ Stock Market, shareholder approval is required for any potential issuance of 20% or more of our outstanding shares of common stock, including upon conversion of convertible blank check preferred stock, in connection with acquisitions or discounted private placements. In connection with the issuance of the blank check preferred stock, the Board would have the authority to designate and issue series of our preferred stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of our common stock, substantially dilute the common stockholders' interests in the Company and depress the price of our common stock. In addition the preferred stock authorized under such provision could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change of control of the Company. For instance, it is contemplated that the Board of Directors could implement a series of preferred stock that would have super-majority voting rights so that the common stockholders would control a minority of the voting control and effectively giving the super majority preferred shareholders voting control over the Company's common stock.

Our Board of Directors believes that the increased authorization of blank check preferred stock is in the best interests of the Company and its stockholders because it is advisable to have the ability to authorize such increased number of shares of preferred stock and have them available for, among other things, possible issuances in connection with such activities as public or private offerings of shares for cash, acquisitions of other companies, pursuit of financing opportunities and other corporate purposes.

### Effectiveness of the Certificate Amendment

The amendment to our Certificate of Incorporation described above will become effective upon the filing of the Certificate Amendment with the Secretary of State of Delaware.

### Potential Anti-Takeover Effect of the Proposed Certificate Amendment

The Certificate Amendment relating to the increase in the number of authorized shares of our common stock and of our blank check preferred stock may have an anti-takeover effect and could be part of a series of anti-takeover measures contained in our Certificate of Incorporation or Bylaws in effect on the date of this proxy statement. Our stockholders should note that the availability of additional authorized and unissued shares of common and preferred stock could make any attempt to gain control of the Company or the Board more difficult or time-consuming and that the availability of additional authorized and unissued shares might make it more difficult to remove management. Shares of stock could be issued by the Board to dilute the percentage of stock owned by any stockholder and increase the cost of, or the number of, voting shares necessary to acquire control of the Board or to meet the voting requirements imposed by Delaware law with respect to a merger or other business combination involving us. The issuance of preferred stock with voting and conversion rights by our Board may adversely affect the voting power of the holders of common stock, including the loss of voting control to others.

Our Board of Directors did not propose this Certificate Amendment for the purpose of discouraging mergers, tender offers, proxy contests, solicitation in opposition to management or other changes in control but have contemplated instituting a series of preferred stock that would hold super-majority voting rights over the common stockholders. We are not aware of any specific effort to accumulate our common stock or obtain control of us by means of a merger, tender offer, solicitation or otherwise.

### Effectiveness of Certificate Amendment

The Certificate Amendment will become effective once it is approved at the meeting and filed with the Secretary of State of Delaware. Upon filing the Certificate Amendment with the Secretary of State of Delaware, our authorized shares of capital stock will increase from 100,000,000 to 220,000,000 and our authorized blank check preferred stock will increase from 10,000,000 to 20,000,000.

The full text of the proposed amendment to increase the number of authorized shares from 100,000,000 to 220,000,000 shares is attached to this proxy statement as **Appendix G** .

### Vote Required and Recommendation

The affirmative vote of a majority of the issued and outstanding common stock will be required to approve the Articles Amendment.

**OUR BOARD OF DIRECTORS RECOMMENDS THAT THE STOCKHOLDERS VOTE FOR THE APPROVAL OF THE AMENDMENT TO OUR CERTIFICATE OF INCORPORATION TO INCREASE THE NUMBER OF AUTHORIZED SHARES OF OUR CAPITAL STOCK THAT WE MAY ISSUE FROM 100,000,000 TO 220,000,000 SHARES, OF WHICH 200,000,000 SHARES SHALL BE CLASSIFIED AS COMMON STOCK AND 20,000,000 SHARES SHALL BE CLASSIFIED AS BLANK CHECK PREFERRED STOCK.**

**APPROVAL OF ISSUANCE OF SHARES OF SERIES D CONVERTIBLE PREFERRED STOCK ISSUED TO INTEGRATED MICROWAVE TECHNOLOGIES, LLC IN ACCORDANCE WITH NASDAQ MARKETPLACE RULE 4350(i)(1)(D)(ii)**
**(Proposal No. 7)**

### Summary

The purpose of Proposal 7 is to obtain the stockholder approval necessary under applicable Nasdaq Stock Market rules to allow for the full issuance and exercise of shares of Common Stock issued by the Company to Integrated Microwave Technologies LLC.

### Background

On January 29, 2016, the Company completed the acquisition of certain assets and liabilities of Integrated Microwave Technologies, LLC, a Delaware limited liability company, ("IMT") pursuant to an asset purchase agreement by and between the Company and IMT (the "Asset Purchase Agreement"). Pursuant to the terms of the Asset Purchase Agreement, the Company acquired substantially all of the assets and liabilities of IMT in connection with, necessary for or material to IMT's business of designing, manufacturing and supplying Coded Orthogonal Frequency Division Multiplexing microwave transmitters and receivers serving the broadcast, sports and entertainment, military, aerospace and government markets (the "Transaction"). The Asset Purchase Agreement set the purchase price for the Transaction as $3,000,000, which was to be paid through: (i) the issuance of a promissory note in the principal amount of $1,500,000, due March 31, 2016 (the "Initial Payment Note"); and (ii) the issuance of a promissory note in the principal amount of $1,500,000 due July 29, 2017 (the "Deferred Payment Note," together with the Initial Payment Note, the "Payment Notes").

On April 12, 2016, the Company and IMT entered into an Asset Purchase Modification Agreement (the "Asset Purchase Modification Agreement"), which terminated the Payment Notes, cancelling all principal and interests due, or to become due thereunder and in their stead obligated the Company to; (i) at the time of execution of the Asset Purchase Modification Agreement, pay to IMT $500,000 plus any interest accumulated on the Payment Notes prior to their being cancelled; and (ii) prior to December 31, 2016, deliver to IMT Series D Convertible Preferred Stock having an aggregate value of Cash Proceeds, upon conversion of such Series D Convertible Preferred Shares into the shares of common stock underlying such Series D Convertible Preferred Stock, of not less than $2,500,000 ("Series D Shares"), plus interest accrued thereon at 9% per annum, with such Series D Shares to be issued in tranches of $250,000 (the "Tranches"). Cash Proceeds is determined through the cash or cash equivalent received by IMT upon sale of shares of common stock issued to IMT upon IMT's conversion of any Series D Preferred Stock delivered by the Company to IMT under the Asset Purchase Modification Agreement, net of any transaction costs or expenses, evidence which shall be provided to the Company at the time of sale of such Preferred Shares. Every time a new Tranche is issued, IMT shall be obligated to provide evidence of its currents Cash Proceeds and the remaining amount of the $2,500,000 (plus interest) remaining due The first Tranche was due within ten days of the execution of the Asset Purchase Modification Agreement, and subsequent Tranches were due upon notice from IMT that IMT had disposed of the Series D Shares of the prior Tranche.

In connection with the Asset Purchase Modification Agreement, the Company agreed to register the shares of common stock underlying each Tranche of Series D Convertible Preferred Stock, as soon as is reasonably practicable after each such Preferred Tranche is issued, with the U.S. Securities and Exchange Commission on a Registration Statement on Form S-1 or Form S-3, if available, within five (5) business days of the issuance of each Tranche. We will not register the Series D Convertible Preferred Stock.

We have included financial statements of IMT for the years ended December 31, 2014 and December 31, 2015 of IMT attached hereto Appendix H

We have included unaudited pro forma condensed combined financial statements that give effect to the above referenced business combination, under the acquisition method of accounting in accordance with Financial Accounting Standards Board ("FASB") Accounting Standard Topic 805, Business Combinations ("ASC 805"), attached hereto as Appendix I.

**Description of Series D Convertible Preferred Shares**

*Stated Value*

The stated value of the Preferred Stock is $1.00 per share.

*Ranking*

The Preferred Stock shall rank junior to the Series B Convertible Preferred Stock, $0.00001 par value per share, of the Company (the "Series B Preferred Stock") in respect of the preferences as to dividends, distributions and payments upon the liquidation, dissolution or winding up of the Company. The Preferred Stock will rank senior to all of the Company's common stock and other classes of capital stock with respect to dividend rights and/or rights upon distributions, liquidation, dissolution or winding up of the Company, other than to the Series B Preferred Stock and any class of parity stock that the holders of a majority of the outstanding shares of Preferred Stock consent to the creation of.

*Liquidation Preference of Preferred Stock*

Upon the voluntary or involuntary liquidation, dissolution or winding up of the Company, before the payment of any amount to the holder of shares of junior stock, but pari passu with any parity stock, the holders of Preferred Stock are entitled to receive the amount equal to the greater of (i) the stated value of the Preferred Stock or (ii) the amount the holder of Preferred Stock would receive if such holder converted the Preferred Stock into common stock immediately prior to the date of the liquidation event, including accrued and unpaid dividends.

*Conversion Rights of Preferred*

A holder of Preferred Stock shall have the right to convert the Preferred Stock, in whole or in part, upon written notice to the Company at a conversion price equal to $0.10 per share, which is adjusted for any share dividend, share split, share combination, reclassification or similar transaction that proportionately decreases or increases the common stock.

*Voting Rights*

Except with respect to certain material changes in the terms of the Preferred Stock and certain other matters, and except as may be required by Delaware law, holders of Preferred Stock shall have no voting rights. The approval of a majority of the holders of the Preferred Stock is required to amend the Certificate of Designations.

**Nasdaq Listing Requirements and the Necessity of Stockholder Approval**

The aggregate number of shares issuable to IMT upon conversion of the Series D Shares issued to IMT in connection with any and all of the Tranches could be in excess of 20% of the Company's common stock outstanding following such conversion. The Common Stock is listed on the Nasdaq Capital Market and, as such, the Company is subject to the Nasdaq Marketplace Rules. Nasdaq Marketplace Rule 4350(i)(1)(D)(ii) (the "Nasdaq 20% Financing Rule") requires that an issuer obtain stockholder approval prior to the issuances of common stock or securities convertible into or exchangeable for common stock at a price equal to or less than the greater of market or book value of such securities (on an as-converted basis) if such issuance equals 20% or more of the common stock or voting power of the issuer outstanding before the transaction. Therefore, the Company requires stockholder approval for the issuance of Series D Shares in connection with any Tranche.

**Vote Required and Recommendation**

The affirmative vote of a majority of the issued and outstanding common stock will be required to issue the shares of Series D Convertible Preferred Stock to IMT in accordance with Nasdaq Marketplace Rule 4350(i)(1)(D(ii).

**At the Annual Meeting a vote will be taken on a proposal to approve the issuance of shares of Series D Convertible Preferred Stock to Integrated Microwave Technologies LLC, in accordance with Nasdaq Marketplace Rule 4350(i)(1)(D)(ii).**

**THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR THE APPROVAL OF THE ISSUANCE OF SHARES OF SERIES D PREFERRED STOCK TO INTEGRATED MICROWAVE TECHNOLOGIES LLC, IN ACCORDANCE WITH NASDAQ MARKETPLACE RULE 4350(i)(1)(D)(ii).**

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